

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 1, 2010

via U.S. mail and facsimile

Patrick Hassey, Chief Executive Officer
Allegheny Technologies, Inc.
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222-5479

>   **RE: Allegheny Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 1-12001**

Dear Mr. Hassey:

        We have reviewed your response letter dated March 19, 2010 and have the
following additional comment. If you disagree, we will consider your explanation as to
why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 10.10 and Exhibit 10.18

1. We note your response to comment five in our letter dated March 12, 2010. As
    previously requested, please file complete versions of the agreements, including
    all of their schedules and exhibits, with your next periodic report or with a current
    report on Form 8-K. Please note that Item 601(b)(10) of Regulation S-K does not
    provide a basis for omitting schedules or exhibits to a material agreement.

                                *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please file your response letter on EDGAR.
Please understand that we may have additional comments after reviewing response to our
comment.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her
absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at
(202) 551-3355 if you have questions regarding comments on the financial statements

and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief